Exhibit 99.1

XP INC. ANNOUNCES TERMINATION OF SHAREHOLDERS’ AGREEMENT

São Paulo, Brazil, July 10, 2023 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda (“GA”), LP, Itaúsa S.A. (“Itaúsa”), São Carlos Investimentos Ltd. (“São Carlos”), São Marcos Investimentos Ltd. (“São Marcos” and, together with Itaúsa and São Carlos, the “Iupar Group”), ITB Holding Ltd. (“ITB”) and Itaú Unibanco Holding S.A. (“Itaú Holding” and, together with ITB, “Itaú”), originally expected to continue until October, 2026. This termination was agreed to between the shareholders and strengthens XP Inc.'s corporate governance practices and the composition of its board of directors.

As a result of the termination,

1.  Iupar Group will no longer have the right to nominate members to our board, but together with Itaú, they will still be required to adhere to the registration rights when selling their shares in the market;

2.  GA will maintain its right to nominate one board member as long as it maintains a minimum of 2% ownership in XP Inc.; and

3.  XP Inc.’s board will be reduced to 9 members (from 11) to improve its effectiveness.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com